Exhibit (i)

Calculation of Filing Fee Tables

Schedule TO-I/A

(Form Type)

Western Asset Middle Market Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	0.00927%	—

Fees Previously Paid	$2,059,565(a)		$190.92(b)

Total Transaction Valuation	$2,059,565(a)

Total Fees Due for Filing			$190.92

Total Fees Previously Paid			$190.92

Total Fee Offsets			$0.00

Net Fee Due			$0

(a)

Calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $190.92 was paid in connection with the filing of the Schedule TO-I by Western Asset Middle Market Income Fund Inc. (File No. 005-89393) on September 2, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being fled to report the results of the offer.

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.